UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
INTEVAC, INC.
(Name of Subject Company)
IRVINE ACQUISITION HOLDINGS, INC.
(Offeror)
SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY
(Parent of Offeror)
(Names of Filing Persons)
Common stock, par value $0.001 per share
(Title of Class of Securities)
461148108
(CUSIP Number of Class of Securities)
James C. Lee
Seagate Technology Holdings Public Limited Company
Senior Vice President, Chief Legal Officer, and Corporate Secretary
121 Woodlands Avenue 5
Singapore
(65) 6018-2562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
Adam O. Emmerich, Esq.
John L. Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Irvine Acquisition Holdings, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company (“Seagate”), for all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Intevac, Inc., a Delaware corporation (“Intevac”), at a price per Share of $4.00, payable in cash at closing, without interest and subject to reduction for any applicable withholding taxes, pursuant to the terms and conditions set forth in the offer to purchase, dated March 3, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”
All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.  Summary Term Sheet.
Regulation M-A Item 1001
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.  Subject Company Information.
Regulation M-A Item 1002
(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054
(408) 986-9888
(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
INTRODUCTION
THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)
Item 3.  Identity and Background of Filing Person.
Regulation M-A Item 1003
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning Seagate and Purchaser”)
SCHEDULE I — Information Relating to Seagate and Purchaser
Item 4.  Terms of the Transaction.
Regulation M-A Item 1004
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)
(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)
Item 6.  Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)
(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)
Item 7.  Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007
(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)
(b) Conditions. The Offer is not subject to a financing condition.
(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions to the Offer”)
Item 8.  Interest in Securities of the Subject Company.
Regulation M-A Item 1008
(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 8 (“Certain Information Concerning Seagate and Purchaser”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)
SCHEDULE I — Information Relating to Seagate and Purchaser
(b) Securities Transactions. None.
Item 9.  Persons/Assets Retained, Employed, Compensated or Used.
Regulation M-A Item 1009
(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)
THE TENDER OFFER — Section 18 (“Fees and Expenses”)
Item 10.  Financial Statements.
Regulation M-A Item 1010
(a) Financial Information. Not Applicable.
(b) Pro Forma Information. Not Applicable.
Item 11.  Additional Information.
Regulation M-A Item 1011
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits.
Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated March 3, 2025.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in The New York Times on March 3, 2025

(a)(1)(F)
Joint Press Release issued by Seagate Technology Holdings plc and Intevac, Inc. on February 13, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Seagate Technology Holdings plc with the U.S. Securities and Exchange Commission on February 13, 2025).

(a)(1)(G)
Email to Intevac, Inc. Employees on February 13, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Seagate Technology Holdings plc with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(1)†
Agreement and Plan of Merger, dated as of February 13, 2025, by and among Seagate Technology Holdings plc, Intevac, Inc., and Irvine Acquisition Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Intevac, Inc. with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(2)
Form of Tender and Support Agreement, dated as of February 13, 2025, by and among Seagate Technology Holdings, plc, Irvine Acquisition Holdings, Inc. and certain stockholders of Intevac, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Intevac, Inc. with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(3)*	Non-Binding Term Sheet, dated as of January 29, 2025, by and between Seagate Technology Holdings plc and Intevac, Inc.

(d)(4)*	Letter agreement, dated as of January 3, 2025, between Intevac, Inc. and Seagate Technology Holdings plc.

(g)	None.

(h)	None.

107*	Filing fee table

* Filed herewith.
† Certain schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Seagate hereby undertakes to furnish supplemental copies of any omitted schedules upon request by the SEC.
Item 13.  Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 3, 2025

IRVINE ACQUISITION HOLDINGS, INC.

By:	/s/ James C. Lee
Name:	James C. Lee
Title:	Managing Director

SEAGATE TECHNOLOGY HOLDINGS PLC

By:	/s/ James C. Lee
Name:	James C. Lee
Title:	Senior Vice President, Chief Legal Officer, and Corporate Secretary